CONSENT OF MARC JUTRAS

I hereby consent to the use of my name as it appears in the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The revised initial annual information form of the Company dated July 22, 2003, which includes reference to my name in connection with the April 2003 mineral resource estimates for the Donlin Creek Project;

  The annual report of the Company for the fiscal year ended November 30, 2002, which includes reference to my name in connection with the April 2003 mineral resource estimates for the Donlin Creek Project; and

  The material change report and press release of the Company dated April 9, 2003, which include reference to my name in connection with the April 2003 mineral resource estimates for the Donlin Creek Project.

 Dated at Vancouver, B.C., this 27th day of October, 2003.

/s/ Mark Jutras
Mark Jutras